August 22, 2006

VIA EDGAR

Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549

Re: PICO Holdings, Inc. Form 10-K for the year ended December 31, 2005
File No. 033-36383

Dear Ms. van Doorn:

Thank you for your letter dated July 27, 2006 with respect to our Form 10-K for the year ended December 31, 2005. The staff’s comments suggesting additional disclosures in future filings are noted and we believe we have incorporated the staff’s suggestions, as appropriate, into our 2006 Form 10-Q for the six months ended June 30, 2006. We appreciate that the staff’s comments are designed to enhance the overall disclosures to shareholders and to other readers of our 10-K in order to assist them in better understanding our operations and the risks and uncertainties inherent in those operations.

Form 10- K for the fiscal year ended December 31, 2005

Financial Statements

Consolidated Statement of Operations, page 51

1.  Please revise your presentation in future filings to report stock-based compensation  amounts within the income statement captions in which the cash compensation  would ordinarily be recorded when paid to the same parties.

In response to the staff’s request, PICO respectfully informs the staff that we have reclassified amounts reported as stock-based compensation presented in the June 30, 2006 Form 10-Q within the caption “Operating and Other Costs” and will also reclassify such amounts in future filings.

2.  Section 3(a)(1)(A) of the Investment Company Act of 1940 (“1940 Act”) defines an “investment company” to include any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” Section 3(a) (1) (A) of the 1940 Act also defines an “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Pico Holdings, Inc. (“Pico”) states that it is a diversified holding company composed of five business segments: water resource and water storage operations, real estate, business acquisitions and financing, insurance and technology to the financial markets industry. Pico states that it “seeks to acquire businesses and interests in businesses which (it identifies) as undervalued based on fundamental analysis…. (and also) where there is significant unrecognized value in land and other tangible assets.” Pico states that it has acquired private companies through participating in financing transactions and open market purchases. With respect to certain acquisitions that constitute “core operating subsidiaries,” Pico states that it becomes “actively involved in the management and strategic direction of the business.” Pico’s consolidated balance sheet indicates that as of December 31, 2005 approximately 70% of Pico’s total assets consisted of investment securities. Because the 1940 Act applies the 40 percent limit to an issuer’s investment securities on an unconsolidated basis, we lack the information necessary to fully assess whether Pico is an investment company.

Accordingly, please provide us with a written legal analysis as to why Pico should not be considered an investment company and state the basis for an exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. For example, Section 3(b)(1) of the 1940 Act provides that, not withstanding Section 3(a)(1)(C), an issuer “primarily engaged” in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business see Investment Company Act Release No. 25835 (Nov. 26, 2002) and Investment Company Act Release No. 26077 (June 16, 2003).

Please include in this analysis data indicating the value of Pico’s investment securities and total assets (exclusive of cash items and Government securities) on an unconsolidated basis as of the fiscal quarters ended December 31, 2005, March 31, 2006, and June 30, 2006. The analysis also should separately analyze whether each of Pico’s subsidiaries is an investment company under the 1940 Act as of the fiscal quarters ended December 31, 2005, March 31, 2006, and June 30, 2006. In addition, please provide appropriate documentation to support your analysis.

In response to the staff’s request, our attorneys have prepared a written legal analysis which concludes that PICO Holdings is not an investment company under the Investment Company Act of 1940 and which is filed supplementally to this letter.

3.  In future filings please provide the investment disclosures required by paragraphs 21a (2) and 21b of EITF 03-1.

In response to the staff’s request to provide the annual investment disclosures required by paragraphs 21a (2) and 21b of EITF 03-1, PICO respectfully informs the staff that we have previously excluded those disclosures because we believe that the gross unrealized losses are immaterial. Gross unrealized losses were $1 million (0.3% of the total carrying value of the investments) at December 31, 2005 and $0.2 million (0.1% of the total carrying value of the investments) at December 31, 2004. However, in response to the staff’s request, we have included in the notes to the condensed consolidated financial statement in our Form 10-Q for the period ended June 30, 2006, the following disclosure:

Marketable equity securities: The Company’s $188.4 million in investments in marketable equity securities consist primarily of investments in common stock of other publicly traded companies. The unrealized loss on equity securities was $532,000 at June 30, 2006 and the majority of such losses were continuously below cost for less than 12 months.

Corporate Bonds and US Treasury Obligations: At June 30, 2006, the bond portfolio consists of $82.9 million of publicly traded corporate bonds and $10.5 million US Treasury obligations. The total bond portfolio had gross unrealized losses of $1.7 million, $528,000 of which was in a continuous loss position for greater than 12 months. We do not consider these investments to be other than temporarily impaired because we have the intent and ability to hold these bonds until recovery of fair value, which may be maturity. The impairment is mostly due to interest rate fluctuations rather than deterioration of the underlying issuer of the particular bonds.

We will continue to assess, quarterly and annually, the materiality of our unrealized losses and the need for additional disclosure.

Accu Holding, page 63

4.  We note that you owned 29.2% of Accu Holding AG as of December 31, 2005 and that you have accounted for this holding as available for sale under SFAS 115 because you concluded that you do not have the ability to exercise significant  influence over this company. Please tell us the key factors you considered in  reaching this determination. Your response should include discussion of such terms  of your investment arrangement, representation on its board of directors, your  ability to participate in its policy-making processes, any business transactions made  between you and Accu Holding AG or any form of dependence that Accu Holding  AG may have on you, and any other factors which you deem relevant.

In response to the staff’s question regarding our ability to exercise significant influence over Accu Holding (“Accu”), PICO respectfully informs the staff that Accu is a Swiss-domiciled company traded on the Swiss stock exchange. Although we own 29.2% of the voting stock of Accu, we have concluded that we do not have the ability to exercise significant influence over Accu based on the guidance and considerations described below.

Paragraph 17 of APB 18 states the following:

The Board concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. [Paragraph 17 and footnote 7 of APB 18 amended by paragraph 15(f) of FASB 94.]

Addressing each of the factors noted above:

•	Representation on the board of directors

Despite our ownership interest, we do not have a board seat nor does our ownership provide us the right to representation on Accu’s board. Additionally, we have no representation on any committees of Accu’s board.

•	Participation in policy making processes

As we have no representation on the board of directors or within the management of Accu, we do not participate in any policy making processes.

•	Material intercompany transactions

We have no transactions with Accu.

•	Interchange of managerial personnel

There has been no interchange of managerial personnel between Accu and us.

•	Technological dependency

Accu is a manufacturer of batteries and standby power supplies. Accu has no technological dependence on us.

•	Extent of ownership in relation to the concentration of other shareholdings

The largest shareholder of Accu Holdings is another Swiss company, Arto Holding AG, which owns 35.2% of the outstanding voting stock. Arto Holding effectively chooses the Chairman of the Board of Accu Holding. Additionally, we have no indirect ownership of Accu through our stockholders or management, nor do we have any options to acquire additional stock of Accu.

In addition, FIN 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock - an interpretation of APB Opinion No. 18, states the following (footnotes omitted):

3. Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee's operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies stands until overcome by predominant evidence to the contrary.

4. Examples of indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include:

a. Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.

b. The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.

c. Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

d. The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

e. The investor tries and fails to obtain representation on the investee's board of directors.

Regarding factors a. through e. above:

•	Opposition by the investee such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.

No such opposition exists.

•	The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder

No such agreement exists.

•	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor

As mentioned above, the largest shareholder owns over 35% of the Company. This  shareholder appointed the Chairman of the Board and the Company is operated without  regard to our views. The other major shareholders, being notable Swiss business people,  appear to collude and associate as far as business strategy and voting.

•
The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

In order to apply the equity method, we need timely quarterly financial information from Accu. As a Swiss public company using Swiss GAAP and listed on the Swiss stock exchange, Accu has no quarterly reporting requirements. Accu is required only to file a six months ended condensed interim report with limited financial information, due three months after the end of the interim period, and an audited annual report due four months after year end. Accordingly, Accu has refused to provide to us financial information for which they have no legal obligation to do so. In addition, we believe Accu would violate various Swiss regulations by providing us with information that was not made available to the entire investing public. Consequently, we do not have access to the necessary information to account for Accu on the equity method.

•	The investor tries and fails to obtain representation on the investee's board of directors

As noted above, we have been unsuccessful in obtaining representation on Accu’s board.

In conclusion, although we own 29.5% of the voting stock of Accu Holdings, we do not believe we have the ability to exercise significant influence over the operating and financial policies of Accu Holdings primarily due to an inability to obtain the necessary financial information to apply the equity method, inability to obtain board representation, lack of participation in policy making decisions of the company and because the largest shareholder, Arto Holding, together with the other Swiss shareholders, effectively operate the company without regard to our views.

Notes and other Receivables, page 64

5.  In future filings, please disclose your accounting policy for providing allowances for doubtful accounts related to your Notes Receivable balances.

In response to the staff’s request to disclose our accounting policy for providing allowance for doubtful accounts for our notes receivable, PICO respectfully informs the staff that we have included the following disclosure in our June 30, 2006 10-Q and will disclose such policy in our future filings:

    Notes and other receivables:

    Notes and other receivables primarily consist of installment notes from the sale of real estate. These notes generally have terms ranging from three to ten years, with interest rates of 7% to 10%. The Company records a provision for doubtful accounts to allow for any specific accounts which may be unrecoverable and is based upon an analysis of the Company's prior collection experience, customer creditworthiness, and current economic trends. For the three and six months ended June 30, 2006 and 2005, no significant provision had been recorded.

Segment Reporting, page 72

6.  For the year ended December 31, 2005, you have reported segment depreciation and  amortization expense for Hyperfeed of approximately $1,959,000. Please reconcile  this amount with the information reported for Hyperfeed on page 37 of your filing.

In response to the staff’s request to reconcile the depreciation and amortization expense for HyperFeed of approximately $1,959,000 found in the segment reporting to the amount of approximately $757,000 found in the table on page 37 of our 2005 Form 10-K, PICO provides the following reconciliation:

For the Year Ended December 31, 2005:
HyperFeed Depreciation and Amortization Expense

Amount reported within depreciation and amortization
expense (related to property plant and equipment)	$756,881

Amount reported within cost of service for amortization of software costs	1,202,121
Amount reported as total deprecation and amortization in segment reporting	$1,959,002

The Company acknowledges that:

•	the company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We would be pleased to answer any further questions or provide additional information.  I can be reached directed at 888-456-6022 x216.

Sincerely,

/s/Maxim C. W. Webb

Maxim C. W. Webb
Chief Financial Officer
PICO Holdings, Inc.

cc: Mr. Howard Efron, Staff Accountant